                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board Examines and Approves the Group’s Q1 2009 Interim Report on Operations

-

BERNABÈ: “A SATISFACTORY QUARTER IN LIGHT OF THE MACROECONOMIC CLIMATE, IN WHICH THE RECOVERY OF EFFICIENCY CONTINUES, AND THE GROUP’S COMMITMENT TO PROFITABILITY AND CASH GENERATION IS CONFIRMED”

-

REVENUES: 6,793 MILLION EURO (-3.8% ORGANIC VARIATION COMPARED WITH Q1 2008)

-

ORGANIC EBITDA: 2,835 MILLION EURO (-2.4% COMPARED WITH Q1 2008)

-

ORGANIC EBITDA MARGIN: 41.7% (41.1% IN Q1 2008), UP FOR THE THIRD QUARTER RUNNING

-

ORGANIC EBIT: 1.389 MILLION (-6.3% COMPARED WITH Q1 2008)

-

ORGANIC EBIT MARGIN: 20.4% (21.0% IN Q1 2008)

-

CONSOLIDATED NET INCOME: 463 MILLION EURO, EQUAL TO 6.8% OF REVENUES (+0.1 pp COMPARED WITH Q1 2008)

-

NET FINANCIAL DEBT: 34,518 MILLION EURO (34,039 MILLION EURO AT YEAR-END 2008; +479 MILLION EURO); -918 MILLION EURO COMPARED WITH Q1 2008 (35,436 MILLION EURO)

-

FREE CASH FLOW FROM OPERATIONS: 850 MILLION EURO, AROUND 13% OF REVENUES

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Debt). These terms are defined in the Appendix.

The Telecom Italia Group interim first-quarter 2009 Report on Operations was drafted in observance of article 154–ter (Financial Reports) of Legislative Decree no. 58/1998 (Unified Finance Law - TUF) and subsequent amendments and additions, and in observance of CONSOB Notice no. DEM/8041082 of April 30, 2008 (Quarterly corporate reports issued by companies whose shares are listed in Italy as the original member State).

This interim Report on Operations is unaudited and has been prepared in observance of the international accounting standards issued by the International Accounting Standards Board and approved by the European Union.

As noted in the Telecom Italia Group consolidated financial statements for 2008, a number of new Principles and Interpretations have been applied since January 1, 2009. In particular, following the retrospective application of IFRIC 13 (customer loyalty enhancement programs), data for the corresponding periods in 2008 have been appropriately restated for comparison purposes. The main effects of these restatements are illustrated as attached.

It should be noted that the “Outlook for operations in 2009” section contains forward-looking statements concerning the Group’s intentions, beliefs and/or current expectations with regard to future financial results and other aspects of its operations and strategies. Readers of the interim Report on Operations should not rely unduly on such forward-looking statements. The company’s actual results may differ significantly from those forecast herein owing to any number of factors that lie beyond the Group’s sphere of control.

Milan, May 7, 2009

Telecom Italia Board of Directors, chaired by Mr. Gabriele Galateri di Genola, today examined and adopted the Group’s Q1 2009 Interim Report on Operations.

Telecom Italia CEO, Mr. Franco Bernabè, stated: “It was a satisfactory quarter in light of the macroeconomic climate, in which the recovery of efficiency continues, and the Group’s commitment to profitability and cash generation is confirmed. The trend in revenues reflects the impact of sales networks restructuring, already announced in the Strategic Plan, and the effects of commercial policies tailored to customers who, particularly in the mobile business, showed greater care in telecommunications spending, in the current economic climate”.

TELECOM ITALIA GROUP

During Q1 2009, no significant changes were seen in the consolidation area.

In 2008, the following significant changes took place:

-

Entel Bolivia exit in Q2 2008 after the Bolivian government issued a decree on May 1, 2008 nationalizing the company. The equity interest is booked under current assets;

-

“Pay-Per-View” operations exit in December 1, 2008 following their disposal by Telecom Italia Media S.p.A.

In Q1 2009, revenues amounted to 6,793 million Euro, down 6.7% compared with 7,279 million Euro for the same period in 2008 (-486 million Euro). In organic variation terms, consolidated revenues decreased by 3.8% (-270 million Euro).

The organic variation in revenues is calculated by:

- excluding the impact of changes to the consolidation area (-52 million Euro, mainly regarding the exit of Entel Bolivia in Q2 2008);

- excluding the impact of exchange rate fluctuations (-163 million Euro, owing to exchange rate fluctuations of -170 million Euro affecting the Brazilian Business Unit, and up 7 million Euro affecting other Business Units).

Revenues breakdown by sector of operations:

	Q1 2009		Q1 2008		Change
(million Euro)%				%	absolute	%	Organic %
Domestic	5,357	78.9	5,600	76.9	(243)	(4.3)	(4.5)
Brazil	1,061	15.6	1,224	16.8	(163)	(13.3)	0.7
European Broadband	308	4.5	323	4.4	(15)	(4.6)	(4.6)
Media, Olivetti and other activities	139	2.1	233	3.2.	(94)	(40.3)
Adjustments and eliminations	(72)	(1.1)	(101)	(1.3)	29	28.7
Total	6,793	100.0	7,279	100.0	(486)	(6.7)	(3.8)

The Domestic Business Unit continued its upward trend that began in 2008 for fixed line telephony, alongside a decrease in revenues from mobile telephony.

In Q1 2009, domestic revenues presented the following characteristics:

-

fixed-line telephony: the number of Broadband lines continued to grow, fuelled by the expansion of IPTV and the success of new double- and triple-play offerings (Alice Casa); the increasing revenues from ICT business services as well as the growth in domestic wholesale services, partially offset a reduction in revenues from retail voice due to the natural customer base and traffic volumes contraction;

-

mobile telephony: the reduction in revenues can be attributed to differences regarding the calendar in the first quarters of 2008 and 2009, to the announced restructuring of the sales networks, and to the effects of the commercial policies tailored to those customers (lower spenders Consumer and Business) that showed greater care in the control of telecommunications spending – due to the difficult economic climate. Revenues were also affected by reduction in mobile termination fees that brought about a drop in “incoming voice” revenues.

Brazil Business Unit revenue growth was boosted by a rise in revenues from VAS (+28.6%) and products (+19.9%).

EBITDA of 2,798 million Euro was down 145 million Euro (-4.9%) compared with the same period in Q1 2008. The organic variation in EBITDA was a negative 70 million Euro (- 2.4%). The EBITDA margin rose from 40.4% in Q1 2008 to 41.2% in Q1 2009. The organic EBITDA margin was 41.7% in Q1 2009 (41.1% during the same period in 2008), thanks to cost containment in both domestic and international markets.

The following table shows a breakdown of EBITDA and EBITDA margin by business area:

	Q1 2009		Q1 2008		Change
(million Euro)%				%	absolute	%	Organic %
Domestic	2,526	90.3	2,644	89.9	(118)	(4.5)	(4.4)
% of revenues	47.2		47.2		0.0pp
Brazil	231	8.2	242	8.2.	(11)	(4.5)	20.7
% of revenues	21.7		19.8		1.9pp
European Broadband	62	2.2	61	2.1	1	1.6	1.6
% of revenues	20.1		18.9		1.2pp
Media, Olivetti and other activities	(18)	(0.6)	(2)	(0.1)	(16)	N.M.
Adjustments and eliminations	(3)	(0.1)	(2)	(0.1)	(1)	(50.0)
Total	2,798	100.0	2,943	100.0	(145)	(4.9)	(2.4)
% of revenues	41.2		40.4		0.8pp

EBIT amounted to 1,352 million Euro, down 153 million Euro compared with Q1 2008 (-10.2%). The organic EBIT variation was a negative 94 million Euro (-6.3%).

The EBIT margin dropped from 20.7% in Q1 2008 to 19.9% in Q1 2009. The organic EBIT margin was 20.4% in Q1 2009 (21.0% during the same period in 2008).

The consolidated net result amounted to 463 million Euro, down 4.5% compared with the same period in 2008 (485 million Euro).

Capex in Q1 2009 amounted to 1,025 million Euro, down 203 million Euro compared with Q1 2008. Capex breakdown:

(million Euro)	Q1 2009		Q1 2008		Change
		%		%
Domestic	835	81.5	970	79.0	(135)
Brazil	104	10.1	139	11.3	(35)
European Broadband	73	7.1	100	8.2.	(27)
Media, Olivetti and other activities	15	1.5	20	1.6	(5)
Adjustments and eliminations	(2)	(0.2)	(1)	(0.1)	(1)
Total	1,025	100.0	1,228	100.0	(203)
% of revenues	15.1		16.9		(1.8)pp

The capex reduction can be attributed to fluctuations in the Real/Euro exchange rate (-19 million Euro), and to the implementation of an investment/cost reduction plan during the course of 2008.

Operating Cash flow amounted to 850 million Euro. Despite the fall in revenues and EBITDA, cash flow fell by as little as 118 million Euro, compared with the first quarter of 2008, also thanks to actions to reduce costs and to monitor and select investment projects.

Net financial debt at March 31, 2009 amounted to 34,518 million Euro, a rise of 479 million Euro compared with December 31, 2008 (34,039 million Euro). Net financial debt was most notably affected by taxation, comprising 187 million Euros for fiscal disputes, already put aside in the previous years and the fair value evaluations from hedging derivatives, with a negative result in the first quarter 2009.  Excluding this non monetary component, the net financial debt would be reduced compared with December 31, 2008. Unlike the first quarter of 2008, net financial debt fell by 918 million Euro.

As of March 31, 2009, the Group employed 77,499 people, of whom 64,037 in Italy.

OUTLOOK FOR 2009

Telecom Italia Group confirms  FY 2009 profitability and cash generation targets announced in late 2008 during the presentation of the Telecom Italia Group’s three-year 2009-2011 strategic plan, specifically:

-

Domestic Business Unit: organic EBITDA 9.9 – 10 billion Euro;

-

Brazil Business Unit: organic EBITDA ~ 3.6 billion Reais;

-

A net debt/EBITDA ratio of around 2.9x at year end 2009.

At an Organic Group EBITDA level, the previous target is confirmed.

BUSINESS UNIT RESULTS

Performance data is broken down into the following areas of operation:

- The “Domestic” Business Unit, consisting of the Group’s fixed-line telecommunications operations in Italy (subdivided into Retail Voice, Internet, Business Data and Wholesale), Mobile operations, and ancillary support services;

- The “Brazil” Business Unit, which runs Group Telecommunications operations in Brazil;

- The “European Broadband” Business Unit, offering broadband services in Germany and the Netherlands;

- The “Media” Business Unit, which is in charge of Group television operations;

- The “Olivetti” Business Unit, responsible for digital print systems and office product manufacture;

- “Other operations”, including finance companies and other minor companies not strictly associated with the Telecom Italia Group’s core business.

Telecom Italia Media Group Q1 2009 data were published in a press release issued on May 5, 2009, following the Board meeting that approved the accounts.

DOMESTIC

Revenues amounted to 5,357 million Euro, recording a 4.3% decrease (-243 million Euro) compared with Q1 2008. The organic variation in revenues was -4.5%.

At March 31, 2009, the company provided around 17 million accesses in the retail market (-380,000 accesses than at December 31, 2008); the Wholesale customer portfolio increased, reaching 5.3 million accesses (+396,000 accesses since December 31, 2008).

The overall BroadBand portfolio was made up of 8.3 million accesses (+195,000 accesses since December 31, 2008), 6.8 million of which in the retail and 1.5 million in the wholesale market.

Telecom Italia had around 34.2 million mobile lines (7.3 million of which using UMTS technology), down 1.8% compared with December 31, 2008. This reduction can be attributed to the company’s increasing commercial focus on high-spend customers; confirming this strategy, the number of post-paid lines rose to 17.8% of the total (up from 17.3% at December 31, 2008).

Fixed-Line Telecommunications

Fixed-Line Telecommunications revenues amounted to 3,677 million Euro, a 1.8% reduction (-69 million Euro) compared with Q1 2008. At organic level, revenues went down by 2.0% (-76 million Euro), following the positive trend recorded in 2008.

Retail Voice
Retail Voice revenues amounted to 1,772 million Euro, down 196 million Euro (-10.0%) compared with 2008, attributed in particular to natural lower traffic volumes and to a reduction in accesses caused exclusively by a contraction in the average customer base. The lower earnings from accesses in the domestic market, is however offset by growth in domestic wholesale services.

Internet
Revenues from the Internet segment amounted to 421 million Euro, an increase of 3.7% (+15 million Euro) compared with Q1 2008. The domestic retail broadband portfolio rose to 6.8 million accesses, up 89,000 compared with the end of 2008. Broadband revenue growth was confirmed by a 5.9% rise compared with the same period in 2008. Excluding the fall in revenues from product sales, broadband revenues recorded a rise of 7.4% compared with the first quarter of 2008. The company continues to pursue its strategy of migrating customers towards higher-value offerings. Flat-rated packages now account for 79% of the total retail broadband customer portfolio (compared with 77% at the end of 2008). The IPTV service continues to make inroads onto the consumer market (with a portfolio of 365,000 clients, +36,000 compared with the end of 2008), while Web offerings and activities are continuing to be developed through the Virgilio portal. The Alice Casa package has achieved a portfolio of 233,000 customers (+115,000 since December 31, 2008), corresponding to 3.5% of the broadband portfolio (compared with 1.7% at the end of December 2008).

Business Data
Business Data revenues of 404 million Euro were up 21 million Euro (+5.5%) compared with Q1 2008 thanks to the development of ICT products and services (+15.2% reaching 23 million Euro) - especially services, which registered 18% growth. This more than offset the contraction in traditional data transmission and connectivity services supplied to businesses.

Wholesale
Revenues from Wholesale Services reached 1,007 million Euro with a total increase of 11% compared with the same period in 2008 (+100 million Euro)

Revenues from Domestic Wholesale Services rose to 689 million Euro, with a 17.2% growth (101 million Euro) compared with first quarter of 2008. Though revenue growth in this segment was impacted by a reduction in incoming and collection traffic, this was more than offset by growth in revenues associated with expansion of the alternative operator client base, which is served by different types of line provision.

Revenues from the Telecom Italia Group’s International Wholesale Services, supplied through Telecom Italia Sparkle and its subsidiaries, were essentially stable compared with 2008 (-1 million Euro, 0.3%).

Mobile Telecommunications

Q1 2009 revenues of 2,059 million Euro were down 158 million Euro compared with the first three months of 2008. This reduction may be ascribed to: a contraction in traditional (SMS) and sale of content value added services; regulatory-imposed changes to interconnection pricing; and a reduction in the volume of terminals sold. These factors were impacted by calendar differences between the first three months of 2009 compared with 2008, and the fact that 2008 was a leap year; moreover, in 2009 there were fewer working days than in 2008 (working days yield higher average traffic levels than Sundays and public holidays).

Domestic Business Unit EBITDA amounted to 2,526 million Euro, down 4.5% compared with the same period in 2008 (-118 million Euro). The EBITDA margin corresponded to 47.2% of revenues (the same as in Q1 2008). The organic difference in EBITDA compared with the first quarter of 2008 was -4.4% (-116 million Euro).

The organic EBITDA margin was 47.5% (47.4% in Q1 2008).

Domestic Business Unit EBIT amounted to 1,392 million Euro, a reduction of 9.8% (151 million Euro) compared with Q1 2008. The EBIT margin corresponded to 26.0% (27.6% in Q1 2008). The organic variation in EBIT was a negative 8.0% (-122 million Euro).

The organic EBIT margin was 26.3% (27.3% in the first quarter of 2008).

In addition to the factors stated above for EBITDA, Q1 2009 EBIT was impacted by a 7 million Euro increase in amortization and depreciation, and by a 25 million Euro capital gain realized on a property sale in Q1 2008.

Capex amounted to 835 million Euro (- 135 million Euro compared with Q1 2008). Capex was equal to 15.6% of revenues (17.3% compared with the same period in 2008). The reduction can be ascribed predominantly to reduced commitments associated with terminal offerings (leased and subsidized), the Q1 2008 acquisition of WI-MAX licenses, and optimization of broadband network investments thanks to the rationalization of coverage expansion.

The company employed 61,591 people, down 225 compared with December 31, 2008.

BRAZIL

(average Euro/Real exchange rate 0.33108)

Brazil Business Unit revenues amounted to 3,205 million Reais (1,061 million Euro), up 22 million Reais compared with Q1 2008 (+0.7%). Revenues from products rose 19.9% compared with Q1 2008, while revenues from VAS were up 28.6% compared with the same period last year.

EBITDA amounted to 697 million Reais (231 million Euro), up 66 million Reais compared with Q1 2008 (+10.5%). This result was achieved through financial discipline, focusing on a strict cost control, without affecting customer base development, monitoring credit management and improving, as a result, bad debt figures. The EBITDA margin amounted to 21.7%, up 1.9 percentage points compared with Q1 2008. The organic variation of EBITDA compared with the same period in 2008 was 130 million Reais, corresponding to an EBITDA margin of 23.7% (19.8% in Q1 2008).

EBIT amounted to -16 million Reais (-5 million Euro), an improvement of 29 million Reais compared with Q1 2008 (+64.4%). This result may be attributed to a 45.5 million Reais increase in amortization and depreciation (for the 3G license and Capex), partially offsetting the higher EBITDA margin compared with Q1 2008.

The organic variation in EBIT compared with the same period in 2008 was 93 million Reais, corresponding to an EBIT margin of plus 1.5% (compared with a negative 1.4% in Q1 2008).

Capex amounted to 315 million Reais (104 million Euro), down 46 million Reais compared with the same period in 2008, predominantly as a result of lower network and commercial investments.

At March 31, 2009, the company employed 10,194 people, down 91 compared with December 31, 2008.

EUROPEAN BROADBAND

European BroadBand Business Unit revenues amounted to 308 million Euro, down 15 million Euro (-4.6%) compared with Q1 2008. The broadband customer portfolio, numbered around 2.5 million accesses, a figure that was essentially stable compared with December 31, 2008, and down slightly compared with 31 March, 2008. The narrowband customer portfolio amounted to 0.5 million accesses, stable compared with December 31, 2008 and down compared with the figure of 0.6 million accesses registered at the end of March 2008.

EBITDA amounted to 62 million Euro, up 1 million Euro (+1.6%) compared with Q1 2008. The EBITDA margin was 20.1%, compared with 18.9% for Q1 2008.

EBIT was a negative 4 million Euro, compared with a positive 6 million Euro in Q1 2008. EBIT worsened following a substantial rise in amortization and depreciation (+11 million Euro) associated with significant investments in network infrastructure and IT support systems between the end of 2007 and 2008, along with the capitalization of costs incurred in acquiring customers on contracts lasting at least two years.

Capex of 73 million Euro was down 27 million Euro compared with Q1 2008, principally as a result of lower investments in network infrastructure.

At March 31, 2009, the company employed 2,894 people, a fall of 18 compared with December 31, 2008.

OLIVETTI

Olivetti Business Unit revenues in Q1 2009 amounted to 71 million Euro, down 12 million Euro compared with Q1 2008. Revenues from products in Q1 2009 were down around 14% compared with Q1 2008, reflecting lower sales volumes. The largest falls were on European markets, notably Spain and the United Kingdom, where the Pound Sterling has suffered significant devaluation.

EBITDA was a negative 9 million Euro, down 2 million Euro compared with Q1 last year (when it was a negative 7 million Euro): lower levels of profitability associated with the drop-off in revenues was to a large extent offset by a containment of fixed costs. Taking into account the effect of exchange rate fluctuations on foreign currency turnover from clients outside the EU, and on the acquisition of goods and products in foreign currency, the Dollar’s fluctuation against the Euro had a net negative impact on EBITDA of 1 million Euro.

EBIT was a negative 10 million Euro, down 1 million Euro compared with Q1 last year (negative for 9 million Euro).

Capex amounted to 1 million Euro, unchanged compared with the same period in 2008.

At March 31, 2009, the company employed 1,163 people (1,069 in Italy, 94 outside Italy), down 31 compared with December 31, 2008 (1,194 people, 1,088 in Italy and 106 outside Italy).

***

EVENTS OCCURRING AFTER MARCH 31, 2009

In April 2009:

- Telecom Italia Finance S.A. bought back company bonds on the market worth a total face value of around 25 million Euro. The bond buyback concerned the “Telecom Italia Finance S.A., 2,103 million Euro 6.575% maturing July 30, 2009” issue;

- Telecom Italia S.p.A. bought back company bonds on the market worth a total face value of around 46 million Euro. The bond buyback concerned the “Telecom Italia S.p.A., 850 million Euro variable rate maturing June 7, 2010” issue.

***

ORGANIZATIONAL AND CORPORATE GOVERNANCE ISSUES

Following the decisions taken by the Shareholders’ meeting on 8 April 2009, relating to corporate bodies which confirmed Stefano Cao as Board member, (already co-opted by the Board meeting of 27 February 2009, replacing Gianni Mion) and appointed the new Board of Auditors, the Board of Directors called for Board member Cao to become member of the Executive Committee, which is now organized as follows: Gabriele Galateri di Genola, (Chairman), Franco Bernabè, Roland Berger, Stefano Cao, Elio Cosimo Catania, Julio Linares López, Aldo Minucci and Renato Pagliaro.

Taking into account that the newly appointed Board of Auditors also appointed Auditor Ferdinando Superti Furga as member of the company’s Supervisory Body (under legislative decree no. 231/2001), the Board of Directors confirmed the composition of the Body as it was before the Shareholders’ meeting (Auditor Ferdinando Superti Furga, Board member Paolo Baratta, and Federico Maurizio D’Andrea (President of Telecom Italia Audit & Compliance Services S.c.a.r.l.).

***

Pursuant to paragraph 2, Article 154-bis of Italy’s Financial Law, the Executive in charge of preparing the corporate and accounting documents (Marco Patuano), hereby declares that the accounting information contained herein corresponds to the Company’s documentation, accounting books and records.

***

The Q1 2009 results shall be presented to the financial community during a conference call, starting at 4 pm (Italian Standard Time).

Journalists will be able to join the conference call in listen-only mode by dialing +39 06 33168.

Journalists who are unable to listen in live may access a recording of the presentation by calling +39 06 334843 (access code 244724#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first quarter 2009 and 2008.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release are included the tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

****

The reclassified Consolidated Separate Income Statements, Consolidated Statement of comprehensive Income, Consolidated Statement of Financial Position and Consolidated Cash Flow Statements as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Quarterly Report at March 31, 2009 and are unaudited.

TELECOM ITALIA GROUP  - CONSOLIDATED SEPARATE INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements) amendments, which are effective from January 1, 2009, here below is presented the Consolidated Statement of comprehensive income, beginning with the Profit for the period, derived from the Consolidated Separate Income Statements, and displaying income and expenses recognized directly in equity.

(millions of euro)		1st Quarter 2009	1st Quarter 2008 Restated
PROFIT FOR THE PERIOD	**(A)**	**444**	**466**
OTHER COMPONENT OF THE STATEMENT OF COMPREHENSIVE INCOME:			
Available for sale assets:			
Profit (loss) from fair value adjustments		(7)	(1)
Loss (profit) trasferred to the Separate Income Statement		-	-
		(7)	**(1)**
Hedging instruments:			
Profit (loss) from fair value adjustments		(350)	(462)
Loss (profit) trasferred to the Separate Income Statement		(175)	381
		(525)	**(81)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		179	(235)
Loss (profit) on translating foreign operations transferred to the Separate Income Statement		-	-
		179	**(235)**
Share of other profits (losses) of associates and joint ventures accounted for using the equity method		**12**	**(19)**
Income taxes related to Other components of the Statement of Comprehensive Income		**151**	**21**
	(B)	**(190)**	**(315)**
TOTAL PROFIT (LOSS) FOR THE PERIOD	**(A+**	**254**	**151**
Attributable to:			
* **Owners of the Parent**		**236**	**219**
* Minority Interest		18	(68)

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENT OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)	3/31/2009	12/31/2008	Change

Non-current financial liabilities:
Bonds	26,547	25,680	867
Amounts due to banks, other financial payables and liabilities	7,520	9,134	(1,614)
Finance lease liabilities	1,684	1,713	(29)
	35,751	36,527	(776)
Current financial liabilities (1):
Bonds	4,020	4,497	(477)
Amounts due to banks, other financial payables and liabilities	2,868	1,496	1,372
Finance lease liabilities	269	274	(5)
	7,157	6,267	890
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
GROSS FINANCIAL DEBT	42,908	42,794	114

Non-current financial assets:
Securities other than investments	(15)	(15)	-
Financial receivables and other non-current financial assets	(2,329)	(2,648)	319
	(2,344)	(2,663)	319
Current financial assets
Securities other than investments	(686)	(185)	(501)
Financial receivables and other current financial assets	(481)	(491)	10
Cash and cash equivalents	(4,879)	(5,416)	537
	(6,046)	(6,092)	46
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
FINANCIAL ASSETS	(8,390)	(8,755)	365
NET FINANCIAL DEBT	34,518	34,039	479
(1) of which current portion of medium/long-term debt:
Bonds	4,020	4,497	(477)
Amounts due to banks, other financial payables and liabilities	2,112	684	1,428
Finance lease liabilities	269	274	(5)

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

With reference to the evolution of the bonds during the first quarter 2009, we point out the following events:

	Currency	Amount (milion)

NEW ISSUES			Issue date
Telecom Italia S.p.A., Euro 500 million, 7,875%, maturing January 22, 2014	Euro	500	January 22, 2009
Telecom Italia S.p.A, Euro 650 million 6,75% maturing March 21, 2013	Euro	650	March 19, 2009
Telecom Italia S.p.A, Euro 850 million, 8,25% maturing March 21, 2016	Euro	850	March 19, 2009

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5,15%, bond issued with Telecom Italia S.p.A. guarantee	Euro	1.450 (*)	February 9, 2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0,60%	Euro	110	March 30, 2009

BOND BUY-BACK			Buy-back period
Telecom Italia Finance S.A., Euro 2.103 million 6,575% due July 2009	Euro	218,9	From January to March
Telecom Italia Finance S.A., Euro 138,8 million FRN due June 2010	Euro	17	March

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: as of March 31, 2009  amounted 356 million of euro (nominal value) and in the first quarter 2009 increased by 8 million of euro (348 million of euro as of December 31, 2008).

Bond buy-back: as happened in 2008, in the first quarter 2009 the Telecom Italia Group repurchased bonds with the following targets:

-

to provide the investors with a further possibility of monetizing their position, increasing the level of liquidity of the securities in a moment of uncertainty of the financial market;

-

to anticipate partially the repayment of some debt maturities increasing, without additional risks, the total yield of liquidity of the Group.

(*) Net of 50 million of euro repurchased from the Company in 2008.

The total repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of March 31, 2009 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 4,369 million of euro with the following detail:

•

1,884 million of euro (2,103 million of euro net of repurchased bonds for 219 million of euro), expiring on July 30, 2009;

•

574 million of euro, expiring on January 1st , 2010;

•

939 million of euro, expiring on January 15, 2010;

•

850 million of euro, expiring on June 7, 2010;

•

122 million of euro (139 million of euro net of repurchased bonds for 17 million of euro), expiring on June 14, 2010.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities. Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

The rule of the bond Telecom Italia Finance S.A. 2 billion of euro due April 20, 2011 is subject to a mechanism of step-up/down of the coupon according to the rating variation; the coupon increases or decreases of 0.25% following each downgrade/upgrade provided by Standard and Poor’s or Moody’s.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 553 million of euro (on a total amount of 1,947 million of euro at March 31, 2009), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding;

•

for the loan of 350 million of euro of nominal amount, if the credit rating of the company underlies BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loan of 200 million of nominal amount, if the credit rating of the company underlies BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees, the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project beneath the EIB funding.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 113 million of euro at March 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brazil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on March 31, 2009 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS ARISING FROM THE APPLICATION OF IFRIC 13 (CUSTOMER LOYALTY PROGRAMMES) ON THE MAIN SEPARATE INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

The application of IFRIC 13 (Customer Loyalty Programmes), through the retrospective method, has determined a restatement of the separate income statement and cash flow statement data for the First Quarter 2008 as well as the statement of financial position data as of January 1, 2008 and December 31, 2008. Such restatements only refer to the Domestic Business Unit..

The effects arising from the application of such Interpretation are as follows: a decrease in revenues mainly due to the deferral of the element related to the granting of the loyalty award credits; an increase in Acquisition of goods and services due to the delivery of the awards; and a consequent reduction in income tax expense.

From the statement of financial position standpoint, such Interpretation has determined the recording of higher Current liabilities, ,mainly due to the deferral of revenues, and Deferred tax asset and a consequent reduction in Equity.

	1st Quarter 2008
(million of euro)	Historical	IFRIC 13	Restated

Revenues	7,298	(19)	7,279
Acquisition of goods and services	(3,149)	(4)	(3,153)
EBITDA	2,966	(23)	2,943
EBIT	1,528	(23)	1,505
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	949	(23)	926
Income tax expense	(392)	7	(385)
PROFIT FROM CONTINUING OPERATIONS	557	(16)	541
PROFIT FOR THE PERIOD	482	(16)	466
of which:
* Profit attributable to owners of the Parent	501	(16)	485
* Profit (loss) attributable to Minority Interest	(19)	-	(19)

	01/01/2008			12/31/2008
(million of euro)	Historical	IFRIC 13	Restated	Historical	IFRIC 13	Restated
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,628	(4)	13,624	13,846	(31)	13,815
Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095
Equity attributable to Minority Interest	1,063	-	1,063	730	-	730
TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE CONSOLIDATED SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the single items of the Consolidated Separate Income Statements for the First Quarter 2009 and 2008 are set out below in accordance with Consob Communication DEM/6064291 dated July 28, 2006:

(millions of euro)	1st Quarter 2009	1st Quarter 2008
Other operating expenses:
Other expenses	(4)	(3)
IMPACT ON EBITDA	(4)	(3)
Gains/(losses) on disposal of non-current assets:
Gains on properties	-	25
IMPACT ON EBIT	(4)	22
Other income (expenses) from investments:
Gains on sale of Other investements	4	25
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	-	22
Income tax expense related to non-recurring events	-	(8)
IMPACT ON PROFIT FOR THE PERIOD	-	14

 NON ORGANIC ITEMS

ORGANIC EBITDA – DETAILS

(millions of euro)	Domestic		TELECOM ITALIA GROUP
	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008

HISTORICAL EBITDA	2,526	2,644	2,798	2,943
Effect of change in scope of consolidation	-	-	-	(18)
Effect of change in exchange rates	-	2	-	(32)
Non-organic (income) expenses	16	12	37	12
Provisions and expenses for disputes and settlement	12	9	12	9
Costs for services in business unit Brasil, related to the settlement of a legal proceeding			21
Other expenses, net	4	3	4	3

COMPARABLE EBITDA	2,542	2,658	2,835	2,905

ORGANIC EBIT – DETAILS

(millions of euro)	Domestic		TELECOM ITALIA GROUP
	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008

HISTORICAL EBIT	1,392	1,543	1,352	1,505
Effect of change in scope of consolidation	-	-	-	(11)
Effect of change in exchange rates	-	-	-	2

Non-organic (income) expenses

	16	(13)	37	(13)
Non – organic costs and expenses already described under EBITDA	16	12	37	12
Gains on sales of properties	-	(25)	-	(25)

COMPARABLE EBIT	1,408	1,530	1,389	1,483

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 7th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager